UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15/A (Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-57552

AMERICAN UTILICRAFT CORPORATION

(Exact name of registrant as specified in its charter)

554 Briscoe Blvd. Lawrenceville, Georgia 30045, (678) 376-0898

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value per share

(Title of each class of securities covered by this Form)

**EXPLANATORY NOTE: This Amendment No. 1 to Form 15 is being filed to amend the Form 15 initially filed on March 31, 2005 (the "Original Filing") with the Securities and Exchange Commission. As of the date of the Original Filing, American Utilicraft Corporation had approximately 294 stockholders of record and the par value of the Common Stock was $0.00001 per share.

The Original Filing is hereby superseded and amended with the information set forth in this Form 15/A (Amendment No. 1).

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Approximate number of holders of record as of the certification or notice date: 294

Pursuant to the requirements of the Securities Exchange Act of 1934 American Utilicraft Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 7, 2006	By:	/s/ R. Darby Boland
R. Darby Boland, Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.